# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SANUWAVE Health, Inc., CIK 0001417663
CUSIP: 80303D305
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 9600 W. 76th Street, Suite 118, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001169253
Persons authorized to receive notices and communications: JAMES E. BESSER, c/o MANCHESTER MANAGEMENT COMPANY, LLC, 2 Calle Candina, #1701, San Juan, Puerto Rico (PR), 00907, (617) 399-1741

## Reporting persons
- MANCHESTER MANAGEMENT CO LLC (CIK 0001169253): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 947,979; sole dispositive power 0; shared dispositive power 947,979; aggregate amount beneficially owned 947,979 (11.1% of the class)
- MANCHESTER EXPLORER, L.P. (CIK 0001411524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 863,980; sole dispositive power 0; shared dispositive power 863,980; aggregate amount beneficially owned 863,980 (10.1% of the class)
- JAMES E. BESSER (CIK 0001512127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,000; shared voting power 947,979; sole dispositive power 2,000; shared dispositive power 947,979; aggregate amount beneficially owned 947,979 (11.1% of the class)
- MORGAN C. FRANK (CIK 0001593072): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 52,653; shared voting power 863,980; sole dispositive power 863,980; shared dispositive power 872,605; aggregate amount beneficially owned 916,633 (10.7% of the class)
- MANCHESTER MANAGEMENT PR, LLC (CIK 0001735534): type of reporting person: investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 947,979; sole dispositive power 0; shared dispositive power 947,979; aggregate amount beneficially owned 947,979 (11.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: SANUWAVE Health, Inc.
Address of issuer's principal executive offices: 9600 W. 76th Street, Suite 118, Eden Prairie, Minnesota (MN), 55344

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company ("Manchester"), Manchester Explorer, L.P., a Delaware limited partnership (the "Explorer"), Manchester Management Company, LLC, a Delaware limited liability company (the "GP"), James E. Besser ("Besser"), a United States citizen and Morgan C. Frank ("Frank"), a United States citizen (collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.
Present principal occupation or employment: Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Citizenship: This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company ("Manchester"), Manchester Explorer, L.P., a Delaware limited partnership (the "Explorer"), Manchester Management Company, LLC, a Delaware limited liability company (the "GP"), James E. Besser ("Besser"), a United States citizen and Morgan C. Frank ("Frank"), a United States citizen (collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
There are no material changes to Item 4 of the Schedule 13D amendment, submitted on October 22, 2024.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1As of the date hereof: (i) Besser may be deemed to be the beneficial owner of
947,979 Shares, constituting 11.1% of the Shares*; (ii) Frank may be deemed to be the beneficial owner of 916,633 Shares, constituting 10.7% of the Shares*; (iii) Manchester and the GP may be deemed to be the beneficial owner of 947,979 Shares, constituting 11.1% of the Shares*; (iv) Explorer may be deemed to be the beneficial owner of 863,980 Shares, constituting 10.1% of the Shares*
Number of shares as to which each person has sole or shared power to vote or dispose:
Besser:
Besser has the sole power to vote or direct the vote of 2,000 Shares; has the shared power to vote or direct the vote of 947,979 Shares; has the sole power to dispose or direct the disposition of 2,000 Shares; and has the shared power to dispose or direct the disposition of 947,979 Shares.

Frank:
Frank has the sole power to vote or direct the vote of 52,653 Shares; has the shared power to vote or direct the vote of 863,980 Shares; has the sole power to dispose or direct the disposition of 52,653 Shares; and has the shared power to dispose or direct the disposition of 863,980 Shares.

Manchester and GP:
Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 947,979 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 947,979 Shares.

Explorer:
Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 863,980 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 863,980 Shares.
Transactions in the class effected during the past sixty days: Excluding the transactions described in Item 6 and disclosed on Exhibit B, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise disclosed herein, all of the securities reported in this Schedule 13D Amendment No. 11 are directly owned by advisory clients of Manchester Management PR, LLC. None of those advisory clients, other than Explorer, may be deemed to beneficially own more than 5% of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

*The outstanding Shares figure reflects 8,576,164 shares issued and outstanding, as reported on the Issuer's 10-Q filed on November 6, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

## Signatures
- MANCHESTER MANAGEMENT CO LLC: /s/ James E. Besser, James E. Besser, Managing Member (12/10/2025)
- MANCHESTER EXPLORER, L.P.: /s/ James E. Besser, James E. Besser, Managing Member of the General Partner (12/10/2025)
- JAMES E. BESSER: s/ James E. Besser, James E. Besser (12/10/2025)
- MORGAN C. FRANK: s/ Morgan C. Frank, Morgan C. Frank (12/10/2025)
- MANCHESTER MANAGEMENT PR, LLC: /s/ James E. Besser, James E. Besser, Managing Member (12/10/2025)